UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   J. R. Hyde, III
   6075 Poplar Avenue # 335
   TN, Memphis 38119
2. Issuer Name and Ticker or Trading Symbol
   AutoZone, Inc. (AZO)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Stock Appreciation Right|        |9/1/ |A   |196.2      |A  |2    |3    |Common Stock|196.2  |47.155 |            |D  |            |
s 1                     |        |2001 |    |           |   |     |     |            |       |       |            |   |            |
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Stock Appreciation Right|        |12/1/|A   |124        |A  |2    |3    |Common Stock|124    |66.55  |            |D  |            |
s 1                     |        | 2001|    |           |   |     |     |            |       |       |            |   |            |
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Stock Appreciation Right|        |3/1/ |A   |127        |A  |2    |3    |Common Stock|127    |64.955 |            |D  |            |
s 1                     |        |2002 |    |           |   |     |     |            |       |       |            |   |            |
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Stock Appreciation Right|        |6/3/ |A   |89         |A  |2    |3    |Common Stock|89     |81.795 |4341.3      |D  |            |
s 1                     |        |2002 |    |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Opti|72.525  |1/1/ |A   |3000       |A  |01/01|01/01|Common Stock|3000   |       |3000        |D  |            |
on (right to buy) 4     |        |2002 |    |           |   |/05  |/12  |            |       |       |            |   |            |
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
Explanation of Responses:
1. Granted in accordance with the AutoZone, Inc. 1998 Director Compensation
Plan.
2. Stock Appreciation Rights are convertible to Common Stock or cash immediately upon termination as a director.
3. Stock Appreciation Rights do not expire.
4. Granted in accordance with the AutoZone, Inc. Directors Stock Option Plan.